File No. 812-14441

As Filed with the Securities and Exchange Commission

on September 28, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR ORDER OF EXEMPTION

UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940,

FROM SECTIONS 2(a)(32), 4(2), 22(e) AND 27(i),

OF THE ACT

Variable Annuity-6 Series Account

Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, CO 8011

ALL COMMUNICATIONS AND ORDERS TO:

Ryan Logsdon, Esq.

Associate General Counsel

Great-West Life & Annuity Insurance Company

8525 E. Orchard Road, 2T3

Greenwood Village, CO 80111

Copies to:

Stephen E. Roth, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)	AMENDED AND RESTATED
	)	APPLICATION FOR ORDER
	)	OF EXEMPTION UNDER SECTION 6(c),
Variable Annuity-6 Series Account	)	OF THE 1940 ACT FROM SECTIONS
and	)	FROM SECTIONS 2(a)(32), 4(2), 22(e) and
	)	27(i) OF THE 1940 ACT
Great-West Life & Annuity Insurance Company	)
)
)
Investment Company Act of 1940)
File No.	)
)

Variable Annuity-6 Series Account (the “Separate Account”) and Great-West Life & Annuity Insurance Company (the “Insurance Company”) (collectively, “Applicants”) hereby submit this amended and restated application for an order (the “Order”) of the Securities and Exchange Commission (the “Commission” or “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” or the “Act”), granting exemptions from sections of the 1940 Act to the extent necessary to permit restrictions on redemptions as described below from longevity annuity contracts (the “Contracts”) offered and sold by the Applicants.1 The Contracts are deferred variable annuity contracts that are specifically designed to meet the Contract owner’s needs for longevity protection, that is, protection against the risk of outliving his or her assets. To that end, the Contracts will be offered as a special purpose long-

[1]

Applicants request that the term “Insurance Company” be deemed to include any insurance company, now existing or established in the future, that controls, is controlled by, or is under common control with, the Insurance Company; that the term “Separate Account” be deemed to include any separate account (that meets the definition set forth in Section 2(a)(37) and Rule 0–1(e) of the 1940 Act) of any such Insurance Company, and that is now existing or is created in the future; and that the term “Contract” be deemed to include any contract similar in all material respects to the Contracts and issued in the future by an Insurance Company through a Separate Account. Any such Insurance Company or Separate Account represents that it will comply with all conditions, terms, and provisions of this Application and of the corresponding Order.

term investment for a relatively small, dedicated portion of a purchaser’s net worth, with a guarantee by the Insurance Company of certain “Longevity Credits” that will increase the value of the purchaser’s Contract during a deferral period selected by the owner of the Contract (the “Deferral Period”). The longevity crediting rates will vary depending on the age and gender of the annuitant, and will be determined at the time the Contract is issued based on the Insurance Company’s mortality assumptions and the length of the Deferral Period. In keeping with the purpose and design of the product, the Contracts do not provide cash withdrawal rights during the Deferral Period.2 Nor do they provide a standard death benefit or other payment if the annuitant dies during the Deferral Period, unless the Death Benefit Rider is elected.3 These payout restrictions are essential to the actuarial basis for payment of the Longevity Credits under the Contracts and are consistent with the purpose of the Contracts, which is to provide resources in the event the Contract owner lives beyond a predetermined advanced age.

To Applicants’ knowledge, the Contracts will be the first SEC-registered variable longevity product contract to be offered that will be subject to the redeemability requirements of the 1940 Act. Applicants, therefore, request exemptions from provisions of the 1940 Act that require redeemability, including Sections 2(a)(32), 4(2), 22(e) and 27(i)(2)(1), to the extent necessary to permit Applicants to restrict redemptions of Contract value during the Deferral Period.

Applicants believe that the Contracts will provide a valuable tool for serving important investor and societal needs for longevity protection in a fair and transparent manner, and that special sales and disclosure controls established by Applicants, described in this application (the

[2]	Limited withdrawals will be permitted to comply with any minimum distribution requirements under applicable tax law for Contracts issued in connection with Individual Retirement Accounts.
[3]

“Death Benefit Rider” refers to an optional rider that for an additional fee provides for the payment of a percentage of the Contingent Account Value on the death of the annuitant during the Deferral Period. Election of the Death Benefit Rider will reduce Longevity Credits paid on the Contract and/or impose an additional annual fee up to 1% of the Contingent Account Value.

“Application”), will provide for adequate investor protection. Applicants further believe that use of the Commission’s exemptive authority to permit the Separate Account to issue a variable longevity product is consistent with the Commission’s historical willingness to provide relief that allows the development of innovative financial products that respond to market needs.

I.	BACKGROUND

A.	The Separate Account

The Separate Account is a “separate account” as defined by Section 2(a)(37) and Rule 0–1(e) under the 1940 Act, and will be registered with the Commission as a unit investment trust under the 1940 Act on Form N-4. The Insurance Company established the Separate Account on December 2, 2014, as a segregated investment account under Colorado law. Under Colorado law, the assets of the Separate Account attributable to the Contracts are owned by the Insurance Company but are held separately from all other assets of the Insurance Company for the benefit of the owners of, and the persons entitled to payment under, the Contracts. Consequently, Separate Account assets are not chargeable with liabilities arising out of any other business that the Insurance Company may conduct. The Separate Account will be divided into subaccounts, referred to herein as “Investment Accounts.” Each Investment Account will invest in shares of a registered open-end investment company or series thereof (each, an “Underlying Fund”).4 Income, gains and losses, realized or unrealized, from each Investment Account of the Separate Account will be credited to or charged against that Investment Account without regard to any other income, gains or losses. But for the restrictions on redeemability and the application of

[4]

Dimensional Fund Advisors LP (“DFA”), an investment adviser registered with the Commission (File No. 801-16283), is the manager to and sponsor of at least one of the Underlying Funds. DFA is a privately held company that, with its affiliates, manages over $381 billion in assets under management (as of December 31, 2014). The funds managed by DFA are sold to retail clients through independent fee-only financial advisers with which DFA has relationships, and certain funds are offered through variable insurance products. These financial advisers counsel their clients on various financial and investing strategies, including retirement income strategies.

Longevity Credits during the Deferral Period, the Separate Account will operate as a conventional variable annuity unit investment trust separate account.

B.	Great-West Life & Annuity Insurance Company

The Insurance Company is a stock life insurance company organized under the laws of the state of Colorado and an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company with substantial interest in the financial services industry. The Insurance Company offers life insurance and retirement and investment products to individuals, businesses and other private and public organizations throughout the United States, Puerto Rico and the United States Virgin Islands. The Insurance Company offers various forms of life insurance, annuity and retirement products. It also provides various retirement plan products and investment options as well as comprehensive administrative and record-keeping services for financial institutions and employers, including educational, advisory, enrollment and communication services for employer-sponsored defined contribution plans and associated defined benefit plans.

C.	The Contracts

The Contracts are flexible premium deferred variable annuity contracts that will be registered under the Securities Act of 1933 (the “1933 Act”) and the 1940 Act on Form N-4. The Contracts are designed for individuals aged between 55 and 80 at issue, who desire to protect against longevity risk by ensuring a future source of funding for lifetime income payments or for other financial needs. At the time of purchase, the Contract owner will select a Deferral Period (from 10 to 30 years), which ends at a designated advanced age of the individual, whose longevity risk is to be insured against by the Contract (the “Annuitant”) chosen by the Contract owner. The Contract owner also selects a Maturity Date, which is the date at or after the end of the Deferral Period on which annuity payments under the Contract must begin (not later than the Annuitant’s 99th birthday). Upon maturity, the only annuitization options the Contracts will offer are variable annuity payment options, which are initially funded through the Separate Account with any lifetime income guarantees funded through the General Account.

Contract owners may allocate purchase payments among the Investment Accounts available under the Contract. On any day, the value in the Contract will equal the sum of the value in the Investment Accounts. During the Deferral Period, the Contract owner will not have access to the value in the Contract or the “Contingent Account Value”. Purchase payments and Longevity Credits will increase the Contingent Account Value. Withdrawals, when permitted,5 and contract charges will decrease the Contingent Account Value. The Contingent Account Value will also reflect the investment performance of the selected Investment Accounts. At the end of the Deferral Period, the Contingent Account Value becomes “Cash Value” that is fully accessible to the Contract owner.

Initially, the Contracts will be offered to clients of investment advisers (“Financial Advisors”) who provide investment advisory and financial planning services that encompass investment in mutual funds managed by DFA, the adviser to one of the Underlying Funds. The Financial Advisors will be registered as investment advisers either with the SEC or with applicable state securities commissions. Information about the Contracts will be provided to the Financial Advisors so that the Financial Advisors can evaluate whether the Contracts may provide a benefit to any of their clients in connection with protecting against longevity risk.6

[5]	The only withdrawals permitted during the Deferral Period are required minimum distributions required by Individual Retirement Accounts (IRAs).
[6]

Applicants represent that any financial adviser or registered broker-dealer that recommends a Contract will observe guidelines similar in all material respects to the guidelines described in this Application.

This information will include “Purchaser Guidelines” adopted by the Insurance Company and GWFS Equities, Inc., the principal underwriter of the Contracts (the “Principal Underwriter”).

If a Financial Advisor is registered as (or associated with) a broker-dealer and in such capacity is authorized to offer the Contracts, the Financial Advisor may offer the Contracts to his/her/its clients. (As used in this Application, a broker-dealer would be considered to be “authorized to offer” the Contracts if the broker-dealer is duly registered as a broker-dealer with the SEC and applicable state securities commissions, is a member of the Financial Industry Regulatory Authority (“FINRA”), is duly licensed as an insurance producer under applicable state insurance laws (or associated with a person so licensed) and has entered into a selling agreement with the Insurance Company and the Principal Underwriter.) If a Financial Advisor is not so registered and authorized, the Financial Advisor can introduce his/her/its clients to a broker-dealer authorized to offer the Contracts. In either case, the Financial Advisor would not receive any compensation from the Insurance Company or the Principal Underwriter. The Insurance Company and the Principal Underwriter have entered into an agreement with a broker-dealer pursuant to which the broker-dealer has agreed to offer the Contracts to clients of Financial Advisors interested in purchasing the Contracts in the case of Financial Advisors who are not authorized to offer the Contracts. The Insurance Company and Principal Underwriter may pay a fee to the broker-dealer for providing such services but such fee would not be transaction based.

In the future, the Insurance Company also intends to enter into selling arrangements with broker-dealers that receive commissions for the sale of the Contract paid by the Insurance Company and the Principal Underwriter. According to data provided to Applicants by LIMRA Secure Retirement Institute, commissions based sales through registered representatives associated with broker-dealers constituted 89% of variable sales in 2014.7 Consequently, Applicants believe that offering the Contract through broker-dealers will be necessary to reach certain investors who satisfy the Purchaser Guidelines and may benefit from the longevity protection provided by the Contract.

As compensation for distribution services and some Contract administrative services, the Company would pay eligible broker/dealers a commission. The commission is based on a percentage of purchase payments. In addition to this commission, the Company may pay a trailing compensation based on an annual rate of average daily Separate Account assets held by a broker/dealer’s clients. Compensation will not be based on the Contract owner’s investment selection or transactions within the product. A registered representative associated with a broker-dealer that has entered into a formal selling agreement with Applicants may receive compensation as described in the selling agreement. Any broker-dealer that receives a commission for the sale of a Contract will comply with all applicable SEC and FINRA rules, including the requirement imposed by Rule 10b-10 under the Securities Exchange Act of 1934 to disclose to the Contract owner the amount of any remuneration received by the broker-dealer.

1.	Purchaser Guidelines and Suitability Requirements

In keeping with the purpose and special design of the product, the Contracts will be marketed only to, and issued only for, individuals who meet certain heightened suitability or other financial requirements as described in this Application. Specifically, under the Purchaser Guidelines, the Contracts may be offered only to individuals who are Accredited Investors. Further, because the Contract’s fundamental purpose is protection against longevity risk, and not to provide a complete investment program, the Purchaser Guidelines will limit the amount of

7 LIMRA Secure Retirement Institute, U.S. Individual Annuities Sales Survey – Participant’s Report, Fourth Quarter 2014.

premium that may be paid under the Contract to a maximum of 25% of the Contract owner’s total net worth. This limitation is designed to ensure that the Contract owner will retain sufficient liquidity in his or her investment portfolio during the Deferral Period.

In addition, investment advisor representatives and registered representatives of broker-dealers who consider the Contracts for their clients will be specially trained with respect to longevity risk and the products and tools available to address longevity risk. The training will be conducted by an SEC-registered and FINRA-licensed representative of Great-West Life & Annuity Insurance Company’s affiliate broker-dealer, GWFS Equities, Inc. The training will be directed to Financial Advisors and broker-dealers who express an interest in discussing longevity risks, and potential solutions to those risks, with their clients. All training materials will be developed by Great-West Life & Annuity Insurance Company and subject to a training confirmation system which includes an attestation signed by each individual who receives the training.

The company will conduct the training in-person or by webinar on topics including the Purchaser Guidelines, longevity risks in general, and the particular features and limitations of the Contract. Training on the features and limitations of the Contract will include a comprehensive section on the rights and restrictions applicable during the Deferral Period when Contract owners may not make any withdrawals from Contract Value. Training on the Purchaser Guidelines will emphasize that the Contract is appropriate for sale to an investor who has sufficient investable assets to sustain withdrawals from other assets over an extended period of time. In addition, investment advisor representatives and registered representatives of broker-dealers will receive general instruction on longevity risks, including hypothetical sustainable withdrawal rates based on various asset mixes and time horizons and specific examples of actuarial probabilities to explain the likelihood of an individual outliving hypothetical mixes of assets and withdrawal rates. The training will also review other products available in the market to address longevity risks, including systematic withdrawals from managed assets, variable annuities with lifetime guarantees and fixed deferred income annuities, and how the products compare to the Contracts.

As noted above, all offers and sales of the Contracts will be conducted through SEC-registered broker-dealers who are FINRA members. As such, they will be subject to the variable annuity suitability requirements imposed by FINRA Rule 2330. In addition, as these broker-dealers will be licensed as insurance producers under applicable state insurance laws, all Contracts will be offered and sold in a manner that will meet or exceed the minimum requirements established by the Suitability in Annuity Transactions Model Regulation adopted by the National Association of Insurance Commissioners (“NAIC”) in March 2010. Some states, may impose additional sales practice protections, and Applicants will comply with these requirements.8 Finally, in connection with sales of the Contracts to any of their clients, the Financial Adviser or broker-dealer, as relevant, will be required to provide a certification to the Insurance Company that their clients meet the Purchaser Guidelines.

2.	Purchase Payments; Contingent Account Value; and Transfers of Contingent Account Value

The initial purchase payment for a Contract must be at least $10,000. Thereafter, during the Deferral Period, a Contract owner may make additional purchase payments of at least $100.00, up to the maximum aggregate amount of purchase payments allowed pursuant to the Contract, at any time until the earlier of nine years before the Deferral Period ends or the Annuitant’s 80th birthday.9 The Separate Account will adhere to Rule 22c-1(c) under the 1940

[8]	See infra Section III.A.2.
[9]	Both this limit and the initial payment requirement may change prospectively for new Contracts after such a change has been reflected in the registration statement for the Contracts.

Act (commonly referred to as the “2-day/5-day Rule”) with respect to initial payments. All purchase payments will be credited to the Separate Account using forward pricing based on the value of units of interest in the respective Investment Accounts (“unit value”), in accordance with the requirements of Rule 22c-1. That is, the Insurance Company will credit each purchase payment using the unit value of the Investment Account next calculated after receipt of the purchase payment. Every Business Day, the Insurance Company will calculate the unit value of each Investment Account to reflect the share price of the Underlying Fund. Because the Separate Account will not deduct any asset-based Separate Account charge, the unit value of each Investment Account will not reflect any charges related to the Contract or the Separate Account during the Deferral Period. As described in more detail below, the only charges the Company may assess against the Separate Account during the Deferral Period include those for the optional Death Benefit Rider and for transfers among Investment Accounts in excess of twelve during a Contract Year.10 After the Deferral Period ends and the Contingent Account Value is fully accessible to the Contract owner, the Company may impose a mortality and expense risk fee. In addition, it may deduct a flat rate Annual Administrative Charge and may continue to assess a charge for excess transfers.

Contract owners will have the right to return the Contract within 30 days after receipt (the “free look period”) for a refund of the then current Contingent Account Value or, if greater and required by state law, purchase payments plus any charges deducted under the Contracts as of the date of cancellation.11

A Contract owner may transfer value among Investment Accounts at any time during the Deferral Period or the post-Deferral Period. Transfers will be priced in the same manner as

[10]	The Insurance Company does not currently impose a charge on excess transfers, but reserves the right to do so.
[11]	As noted above, the possible deductions are the charges for the optional Deferral Period Death Benefit Rider and for Investment Account transfers in excess of twelve each year.

purchase payments, as described above. A Contract owner’s ability to transfer Contingent Account Value or Cash Value among available Investment Accounts will be subject to policies designed to prevent excessive trading which are described in the Contract prospectus.12

The initial Investment Accounts will be the DFA VA Global Moderate Allocation Portfolio, the Great-West Short Duration Bond Fund or another similar fund, and a money market fund. The DFA VA Global Moderate Allocation Portfolio is a portfolio of the DFA Investment Dimensions Group Inc. (File Nos. 2-73948 and 811-3258) that seeks total return consisting of capital appreciation and current income, under normal market circumstances, by purchasing shares of underlying funds to achieve a moderate allocation to both global equity and global fixed income securities. The Great-West Short Duration Bond Fund is a fund of Great-West Funds, Inc. (File Nos. 2-75503 and 811-3364) that seeks maximum total return consistent with preservation of capital and liquidity by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investment grade bonds. In the future, the Insurance Company may add Investment Accounts that invest in funds offered by these or other fund groups.

Through the life of the Contract, except as described below, the Insurance Company will maintain for Contract owners an array of Investment Accounts that are the same as or comparable to those available through the Contract at the time of purchase. Such an array of Investment Accounts may not be maintained to the extent that a comparable underlying fund is not available because one does not exist or the Insurance Company determines that the investment objective and policies of an Underlying Fund are no longer consistent with the intended purpose of the Contracts. In determining the comparability of funds, the Insurance

[12]	Prospectus disclosure regarding policies to prevent excessive trading will be consistent with other variable annuity contracts offered by the Insurance Company.

Company will consider criteria including investment management, qualifications, compatibility with the other existing underlying funds, investment objectives and policies, and fund fees and expenses. To the extent any change in the array of funds underlying the Investment Accounts would be a substitution subject to Section 26(c) of the Act, the Insurance Company would seek Commission approval as necessary.

3.	Longevity Credits

Each month during the Deferral Period, the Insurance Company will contribute a Longevity Credit to the Contract owner’s Contingent Account Value. The Longevity Credit will be calculated as a percentage of the Contingent Account Value and added to the Contract owner’s Contingent Account Value by crediting additional units to the available Investment Accounts based on the Contract owner’s current instructions for allocating purchase payments.

The Longevity Credit added to the Contingent Account Value each month will be calculated as a percentage of the Contract owner’s Contingent Account Value that will increase each Contract year according to a predetermined schedule. The schedule of crediting factors will be fixed at the issue date of the Contract and will be based upon the age and gender of the Annuitant, in accordance with the Insurance Company’s mortality assumptions. To arrive at the mortality assumptions for the Longevity Credits, the Insurance Company will refer to standard mortality tables adjusted to reflect changes in mortality since issuance of the tables, characteristics of the target market, and future expectations with regard to mortality improvement.

The schedule of crediting factors for a Contract will be set forth in the Contract, and is guaranteed not to change after the Contract is issued. The amount of the Longevity Credit contributed for each Contract owner will vary each Contract year based on (1) the increase in the percentage over time and (2) the total value of the owner’s Contingent Account Value, as of the date the Longevity Credit is added to the Contingent Account Value. Longevity Credits are contingent upon the survival of the Annuitant named under the Contract, and are not paid after the death of the Annuitant. If the Contract owner elects the optional Death Benefit Rider, Longevity Credits may be lower than they would have been had the Contract owner not elected the rider.

4.	Fees and Expenses

During the Deferral Period, Contract owners will not pay any sales charge, separate account or other charges that apply to typical deferred variable annuities. The only fees that most Contract owners will incur in connection with the Contracts during the Deferral Period are the fees and expenses of the Underlying Funds, which will be reflected in the unit values of the Investment Accounts, and thus in the Contingent Account Value allocated to the Investment Accounts. Contract owners who purchase the optional Death Benefit Rider may be subject to an additional fee of up to 1% of the Contingent Account Value charged annually. The Insurance Company reserves the right to charge $25 for any transfer among Investment Options after the twelfth transfer in any year of the Contract.

After the Deferral Period ends, the Insurance Company may charge an administrative fee of $50 on each anniversary of the Contract and a mortality and expense risk charge that will be deducted monthly on a proportional basis from the Investment Accounts to which Cash Value is allocated.13

5.	Absence of Withdrawals, Surrenders, or Death Benefit during the Deferral Period

In keeping with the special purpose nature of the Contracts — accumulation of assets for protection against longevity risk — and in exchange for the economic benefits (e.g., Longevity

13 The mortality and expense risk charge will continue following annuitization.

Credits) provided by the Insurance Company to achieve this purpose, Contract owners will not be able to withdraw any portion of Contingent Account Value from the Separate Account prior to the expiration of the Deferral Period.14 Unless the optional Death Benefit Rider is elected for the Contract, no portion of Contingent Account Value or other amount is payable in the event of the Annuitant’s death during the Deferral Period. These features are fundamental to the actuarial basis of the Contracts. The longevity crediting rates guaranteed under the Contracts are determined based on actuarial assumptions for all Annuitants in the relevant age, gender and length of Deferral Period categories. As with the calculation of life contingent annuity payments, the actuarial assumptions employed to determine the Longevity Credits depend on all Annuitants in the group continuing in the Contract to the earlier of the death of the Annuitant or the end of the Deferral Period. Consequently, permitting redemptions would undermine the actuarial basis of the Contracts.

The optional Death Benefit Rider will be available to Contract owners only at the time they apply for the Contract and may not be canceled once the Contract is issued. The rider will provide for the payment of a portion of the Contingent Account Value which will vary based upon age, gender and length of Deferral Period selected.

6.	Pay-out Period; Additional Options following Deferral Period

Upon expiration of the Deferral Period, the Contingent Account Value will become Cash Value that is available to provide for the financial needs of the Annuitant through a range of options. At any time between the end of the Deferral Period and the Maturity Date, the Annuitant may convert Cash Value into an income stream (annuitize), take periodic withdrawals, or withdraw a lump sum. On the Maturity Date, if the Contract remains in force, annuity payments will commence in accordance with the annuity payment option selected by the Contract owner.

14 As noted above, exceptions will be permitted for required minimum distributions, if applicable.

The Contracts will offer only variable income options, which will be funded through the Separate Account with any lifetime guarantees funded through the General Account.

7.	Contract Owner’s Interest in the Separate Account

The Insurance Company is the legal owner of all assets in the Separate Account and holds these assets for the benefit of Contract owners and other persons entitled to payment under the Contracts, in accordance with the terms and conditions of the Contracts. Under Colorado law, all assets and liabilities within each Investment Account are insulated from the liabilities of the other Investment Accounts and the Insurance Company. In the event of the Insurance Company’s insolvency, assets of the Separate Account are not subject to the claims of general creditors, and state insurance law affords Contract owners a preferential claim against these assets for their proportional share of each Investment Account, based on Contingent Account Value.15

8.	Voting by Contract Owners

Contract owners will have pass-through voting rights with respect to the Underlying funds to the extent required by the 1940 Act. State law does not require any additional voting rights.

II.	EXEMPTIONS REQUESTED

A.	Applicants seek the following exemptions from the 1940 Act: Section 2(a)(32) – Definition of “Redeemable Security”

Section 2(a)(32) defines “redeemable security” to mean “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” The Contract’s restriction on redeeming Contingent Account Value during the Deferral

[15]

With respect to the consequences of insolvency, the protection of Contract owner assets will be the same as that afforded to owners of contracts issued by separate accounts funding conventional variable annuity contracts.

Period may be inconsistent with this definition. Therefore, Applicants request an exemption from Section 2(a)(32) to the extent necessary to deem the Contracts to be redeemable securities under the 1940 Act and to permit the Separate Account to register under the 1940 Act as a unit investment trust.

B.	Section 4(2) – Definition of “Unit Investment Trust”

Section 4(2) defines the class of investment companies that are “unit investment trusts” to include “an investment company which (A) is organized under a trust indenture, contract of custodianship or agency, or similar instrument, (B) does not have a board of directors, and (C) issues only redeemable securities”. The Contracts’ restriction on redeeming Contingent Account Value during the Deferral Period may be inconsistent with the requirement that a unit investment trust issue only redeemable securities. Therefore, Applicants request an exemption from Section 4(2) to the extent necessary to permit the Separate Account to register under the 1940 Act as a unit investment trust. Preserving the Separate Account’s status as a unit investment trust is essential to ensure that it is regulated appropriately under the 1940 Act and remains eligible for a number of provisions of the Act and rules thereunder that address the unique features of the variable insurance contracts.

C.	Section 22(e) -- Prohibition on Suspending the Right of Redemption of a Redeemable Security

Section 22(e) provides that “no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security” except in certain specified circumstances. Applicants request an exemption from the section to the extent necessary to permit the Separate Account to restrict redemptions of Contingent Account Value during the Deferral Period.

D.	Section 27(i)(2)(A) - Redeemable Security Requirements

Section 27(i)(2)(A) of the 1940 Act makes it “unlawful for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell such a contract unless the contract is a redeemable security”. Because the Contracts are considered variable insurance contracts under Section 27(i), the Separate Account and Insurance Company acting as depositor of the Separate Account are subject to this prohibition.16 Applicants request an exemption from Section 27(i)(2)(A) to the extent necessary to permit the Separate Account and Insurance Company depositor to restrict redemptions of Contingent Account Value during the Deferral Period.17

III.	LEGAL ANALYSIS AND GROUNDS FOR RELIEF

Section 6(c) of the 1940 Act authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act and/or of any rule thereunder if and to the extent that such exemption

[16]	The 1940 Act itself does not define “variable insurance contract.” However, the Contracts will fall within the definition of “variable annuity contract” provided in 1940 Act Rule 0-1(e)(1), which defines a variable annuity as “any accumulation or annuity contract, any portion thereof, or any unit of interest or participation therein pursuant to which the value of the contract, either prior or subsequent to annuitization, or both, varies according to the investment experience of the separate account in which the contract participates.” Section 27(i)(1) exempts separate accounts, insurance company depositors, and principal underwriters issuing and selling variable insurance contracts from all provisions of Section 27 other than Section 27(i)(2), subject to certain conditions. Applicants intend to rely upon the exemptions provided by Section 27(i) for the issuance and sale of the Contracts.
[17]

Rule 22c-1 under the 1940 Act prohibits a registered investment company issuing any redeemable security and certain other persons from selling, redeeming or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase such security. To the extent the interests in the Separate Account are redeemable with regard to transfers among the Investment Accounts, permitted distributions, and transactions following the end of the Deferral Period, Applicants will comply with the requirements of Section 22c-1.

is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons discussed below, Applicants believe that the requested exemptions are necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and, therefore, meet the required standard under Section 6(c).

A.	The Contracts Will Serve Investors and the Public Interest

1.	Societal and Individual Needs for Longevity Protection

Longevity risk – the risk of outliving one’s assets – poses a significant and growing challenge in this country.18 Longevity risk is burgeoning as the result of increased life expectancies combined with the widespread unavailability of defined benefit pension arrangements. Individuals, however, tend to have either little awareness or serious misimpressions of the extent of their own longevity risk and the basic facts and principles necessary to understand the risk,19 while the marketplace currently offers limited tools for addressing longevity risk at relatively high prices.

[18]	See, e.g. Request for Information Regarding Lifetime Income Options for Participants and Beneficiaries in Retirement Plans, 75 Fed. Reg. 5253 (Feb. 2, 2010) available at http://webapps.dol.gov/FederalRegister/HtmlDisplay.aspx?DocId=23512&AgencyId=8&DocumentType=1 (the “2010 Request for Information”); GAO, Report to the Chairman, Committee on Education and Labor, House of Representatives, PRIVATE PENSIONS Alternative Approaches Could Address Retirement Risks Faced by Workers but Pose Trade-offs, GAO-09-642 (July 2009), available at http://www.gao.gov/new.items/d09642.pdf (the “GAO Report”); Ernst & Young LLP, Retirement Vulnerability of New Retirees: the Likelihood of Outliving their Financial Assets, (July 2008) available at http://www.ey.com/global/assets. nsf/US/Tax_QUEST_retirement_vulnerability/ $file/Tax_QUEST_Retirement_Vulnerability.pdf (the “E&Y Report”); Society of Actuaries, Key Findings and Issues, Longevity: The Underlying Driver of Retirement Risk, 2005 Risks and Process of Retirement Survey Report (2006), available at http://www.soa.org.files/pdf/Longevity%Short%20Report.pdf (the “2006 Society Report”); Jeffrey R. Brown, How Should We Insure Longevity Risk in Pensions and Social Security?, An Issue in Brief for the Center for Retirement Research at Boston College (Aug. 2000) Number 5, available at http://crr.bc.edu/images/stories/Briefs/ib_4.pdf.
[19]	See 2006 Society Report at 3 (67% of retirees underestimate average life expectancy; 42% by more than 5 years).

A few statistics may be useful in understanding the extent and seriousness of longevity risk, as well as the need for longevity protection. Mortality among Americans has been steadily improving and at least one government report indicates that there is no expected slowdown to this trend.20 U.S. life expectancy has reached an all-time high.21 Life expectancy at age 65 increased almost 60% in the 20th century.22 Estimates today give a healthy 65 year-old woman a 51% chance of living to at least age 85 and a 31% chance of living to past 90. A healthy 65 years-old man has a 36% chance of living to at least age 85 and a 17.5% chance of living to at least 90.23 A couple aged 65 has a 77% chance that at least one of them will live to age 85.24 In 2009, almost 40 million Americans were age 65 and older, accounting for 13% of the total population. More than 3.6 million Americans were age 85 and older, nearly two million were in their nineties and over 53,000 Americans were age 100 or older.25 Currently there is a “very real possibility” of living to age 90 or 100.26 This phenomenon, as well as its financial implications, was well expressed by then-Commission Chairman Christopher Cox: “[l]ongevity is now the norm in our country, and for that we can all be grateful but it also means we need to be prepared. Every year, as medical miracles allow us to enjoy a larger population of senior citizens, the task of protecting retirement nest eggs grows in importance.”27

Meanwhile, as life expectancies are rising, employer and other pension support systems are decreasing, placing more of the preparation burden on individuals. As one report on the

[20]	Nat’l Ctr. For Health Stats., National Vital Statistics Reports, Deaths: Preliminary Date for 2009, Vol. 59, No. 4 (Mar. 16, 2011) available at http://www.cdc.gov/nchs/data/nvsr/nvsr59/nvsr59_04.pdf.
[21]	Id.
[22]	Innovation in Payout Annuity Products: Insuring Longevity Risk in Retirement, Christian DesRochers, FSA, MAAA (Sept. 17, 2010).
[23]	See 2006 Society Report at 5.
[24]	See E&Y Report at 18.
[25]	United States Census Bureau, Population estimates <http://www.census.gov/popest/national/asrh/NC-EST2009-sa.html>.
[26]	See E&Y Report at (ii).
[27]	See 2007 Cox Speech.

subject has summarized, “[i]ndividuals must now bear ever greater responsibility for managing their own assets as more employers abandon traditional defined benefit pension plans for defined contribution plans such as 401(k)s and self-directed IRAs.”28 Then-Chairman Cox also acknowledged this shift in the burden of addressing longevity risk: “[w]e ... need to recognize that the shift from defined-benefit pension plans to 401(k) and similar plans has placed responsibility for managing retirement savings with the individual investor.”29

Increases in longevity expectations and the shifting of the burden of longevity risk planning to individuals has spurred growing concern from government, as well as from the general public. In this regard, the U.S. Government Accountability Office (the “GAO”) released a report to the Chairman of the House Committee on Education and Labor addressing private pensions and alternative approaches to pensions that would address retirement risks faced by retirees.30 Among other findings, the GAO Report found that workers face a number of risks in both accumulating and preserving retirement assets, including the risk of outliving assets— i.e., longevity risk.31 Shortly after the GAO Report was released, the Obama administration called for a retirement income study32 by the Department of Labor (the “DOL”) and the Department of the Treasury (the “DOT”). In February 2010, DOL and DOT (through the Internal Revenue Service) jointly issued a request for information regarding lifetime income options for retirement assets.33 The 2010 Request for Information — which explicitly identified longevity risk as a reason to consider lifetime income options — elicited extensive reaction from the general public.

[28]	2006 Society Report at 1; See also GAO Report at 1; 2010 Request for Information at 5254.
[29]	See then-Chairman Christopher Cox, Protecting Senior Investing in Today’s Markets; U.S. SEC, Washington, D.C. (Sept. 22, 2008).
[30]	See GAO Report.
[31]	See Id at 1 and 18.
[32]	See Office of the Vice President, Annual Report of the White House Task Force on the Middle Class, 28 (Feb. 2010) available at http://www.whitehouse.gov/sites/default/files/microsites/100226-annual-report-middle-class.pdf.
[33]	See 2010 Request for Information at 5253.

DOL and DOT received almost 800 comment letters and held joint hearings in September 2010.34 DOL and DOT, commenters and persons testifying at the hearings all identified the use of longevity insurance in the context of traditional immediate annuities and traditional deferred annuities as potential source of lifetime income after retirement.35 The Request for Information and hearings resulted in a package of proposed DOT/Internal Revenue Service guidance intended to allow for better and more accessible retirement income options – including certain types of longevity annuities — in defined contribution plans.

In July 2014, the DOT/Internal Revenue Service issued final rules designed to facilitate the use of certain fixed longevity annuity contracts in employer sponsored defined contribution plans and Individual Retirement Accounts (“IRAs”). The rules exclude the value of the eligible fixed longevity annuity contracts from the account balance used to determine required minimum distribution requirements generally applicable to plan participants and IRA account holders after age 70 1/2.36 This tax favored treatment may encourage more plan participants and IRA account holders to consider purchasing longevity annuity contracts particularly as they approach the age at which they will be subject to required minimum distributions. While the Contracts because of their variable nature would not be eligible for the relief, the new rules reflect a clear policy determination that longevity annuity contracts, which limit the contract owner’s right of redemption during their Deferral Period, are a valid and useful tool for ensuring sufficient guaranteed lifetime income. When DOT/Internal Revenue Service issued the rule in July 2014,

[34]	Comments and transcripts of the hearings are available at http://www.dol.gov/ebsa/regs/cmt-1210-AB33.html.
[35]	See Request for Information at 5257; Letter from American Academy of Actuaries to Office of Regulations and Interpretations, Employee Benefits Sec. Admin., U.S. DOL (May 3, 2010) available at http://www.dol.gov/ebsa/pdf/1210-AB33-690.pdf (“AAA Letter”); Letter from The Individual Finance and Insurance Decisions Center at the Fields Institute, to Office of Regulations and Interpretations, Employee Benefits Sec. Admin., U.S. DOL (Apr. 28, 2010) available at http://www.dol.gov/ebsa/pdf/1210-AB33-626.pdf (“IFIDC Letter”); Transcript of Oral Comments by Christopher Jones, Executive VP of Investment Mgmt. and CIO, Financial Engines, at DOL/DOT Joint Hearing on Lifetime Income Options, at 161 (Sept. 14, 2010) available at http://www.dol.gov/ebsa/pdf/1210-AB33-09142010.pdf (“Jones Comments”).
[36]	See Longevity Annuity Contracts, Internal Revenue Bulletin 2014-30 (July 21, 2014).

J. Mark Iwry, Senior Advisor to the Secretary of the Treasury and Deputy Assistant Secretary for Retirement and Health Policy, stated “As boomers approach retirement and life expectancies increase, longevity income annuities can be an important option to help Americans plan for retirement and ensure that they have a regular stream of income for as long as they live”.37

Other recent actions by DOT/Treasury and DOL also support the use of longevity annuities. In October 2014, the DOT/Internal Revenue Service issued guidance permitting target date funds that are used as default investments in 401(k) plans for plan participants who do not affirmatively select an investment to include fixed income annuities. The fixed income annuity would be among the fixed investments to which the target date fund shifts account value as the participant approaches retirement age.38 The guidance makes clear that deferred income – or longevity – annuities are among the types of fixed income annuities that it permits.39

2.	The Contracts will fill a gap in the tools providing guaranteed lifetime income that are currently available to investors.

Individual investors are increasingly in the position of needing to “self-insure” against longevity risk that is, itself, increasing in magnitude. One way an individual may address this risk is to invest in a conventional asset, such as a mutual fund, which may increase in value during the period in which the individual holds it. The amount later available for withdrawal would depend on the annual average rate of return on the investment and the length of time that the individual held the investment. Alternatively, the individual could achieve the same amount of assets with a smaller initial investment through the risk pooling feature of a longevity contract. A longevity contract pools the individual’s risk of living to an advanced age – known as

[37]	See Press Release, “Treasury Issues Final Rules Regarding Longevity Annuities” (Department of Treasury, July 1, 2014).
[38]	See Lifetime Income Provided Through Target Date Funds in Section 401(k) Plans and Other Qualified Defined Contribution Plans, Notice 2014-66, Internal Revenue Service (Oc. 23, 2014) and Press Release, Treasury Issues Guidance to Encourage Annuities in 401(k) Plans, Department of Treasury (Oct. 24, 2014).
[39]	Id.

longevity risk – with that of other individuals. This type of risk pooling is embodied in all life-contingent annuity products. Some participants in the pool (the “Annuitants”) die prematurely and the actuarial knowledge of this statistically predictable risk enables the insurance company to provide larger payouts to surviving members of the pool. In other words, the statistically predictable mortality for the pool permits participants in the pool – such as a life contingent annuity pool – to invest less than would have been required in a conventional mutual fund-type investment, given a particular set of assumptions, to achieve a desired amount of periodic income beginning at an advanced age. The pooling of longevity risk relies on standard actuarial tables and should not be controversial.

The Contracts are designed to fill the gap between individuals’ increasing need for longevity protection and the products that are currently available. They are modeled after the fixed longevity annuity products not registered with the SEC that are currently available in the market and will enable individuals to invest a relatively small portion of his or her net worth for the targeted purpose of longevity protection. The Contracts will provide additional assets, in the form of the Longevity Credits, low Contract fees, and the potential for asset growth through the Investment Accounts, in exchange for a long term commitment and the possible forfeiture of Contingent Account Value if the Annuitant dies during the Deferral Period.

The nonredeemable nature of the investment in the Contract and the absence of a redeemable cash value or a standard death benefit when the Annuitant dies during the Deferral Period, are entirely consistent with the fundamental purpose of the Contract, and essential to the Insurance Company’s ability to provide the Longevity Credits. Because a Contract owner’s goal in purchasing the Contract is to protect against the longevity risk of the Annuitant, upon the Annuitant’s death, the risk addressed by the Contracts no longer exists. Furthermore, Contract owners will invest only a limited portion of their assets in the Contract, which will minimize the impact of these features on the Contract owner.

For the same reasons that a variable accumulation option has become a staple of long term planning in the form of traditional deferred variable annuities, Applicants believe there is market demand for a variable accumulation option in long term longevity planning. The Contracts will allow consumers to obtain the same type of longevity protection as provided by fixed longevity products currently available with the additional opportunity to diversify their investment allocation during the Deferral Period. The Contracts will also provide an opportunity to invest in variable investment options managed by an established investment adviser with a known track record. In this regard, Applicants assert that Contract owners will be able to achieve better returns over the term of the Contract if they can allocate their Contingent Account Value among an array of Investment Accounts options.

Portfolio diversification is widely recognized as the single most dependable method for improving long term investment returns by lowering portfolio risk. Allocating an investment portfolio among equity securities, fixed income securities and cash is the most basic method for achieving such diversification. The initial Investment Accounts offered in the Contracts will enable contract owners to allocate their Contract Value among such investment options — a balanced fund (which includes an equity component), a short duration bond fund and a money market fund. Having a reasonable allocation to equities over a long period of time may reasonably be expected to produce greater investment returns than a longevity contract that offers only a fixed type of investment return and to provide the Contract owner with more resources at the end of the Deferral Period to finance his or her retirement expenses. Given that the Deferral Period may last 10 to 30 years, the increase in cumulative return earned on the

Contracts as a result of diversification and the additional amount of Contract Value available at the end of the Deferral Period may be substantial.

After the Deferral Period ends, the Contingent Account Value becomes Cash Value that the Annuitant may access in a variety of ways, including periodic distributions or a lump sum distribution. This flexibility further distinguishes the Contracts from fixed longevity products which typically allow only for annuity income payments following their Deferral Periods.

In all cases, the offer and sale of the Contracts will be conducted through authorized broker-dealers – firms that are registered with the SEC as well as the various state securities commissions as broker-dealers, are FINRA members, and are licensed and regulated as insurance producers under state insurance laws. All sales of the Contract, therefore, will be subject to FINRA and state suitability requirements for sales of variable annuities as well as the additional Purchaser Guidelines adopted by the Insurance Company and the Principal Underwriter. To the extent the Contract is offered in a state that has not adopted annuity suitability requirements as stringent as those contained in the 2010 NAIC Suitability in Annuity Transactions Model Regulation, the Insurance Company will apply the requirements of that model regulation.

The totality of the disclosure and sales practice requirements to which the Contracts will be subject will provide Contract owners with substantial protections, many of which do not apply to the fixed rate longevity contracts that are currently available on the market. Specifically, the Contracts will be offered and sold only to individuals who are Accredited Investors and who will pay not more than 25% of their total net worth as premium under the Contracts. In addition, as a condition of issuance of a Contract, the Insurance Company will require the purchaser and Financial Adviser or the broker-dealer, as relevant, to sign a disclosure statement that will highlight, the most important features of the Contracts, including the length of the Deferral

Period, the product’s illiquidity during the Deferral Period, the lack of a death benefit or cash value if an Annuitant who has not elected the optional Death Benefit Rider dies during the Deferral Period, the market risk of a variable product and that the payment of Longevity Credits is subject to the credit risk of the Company. The purchaser will have a 30-day right to cancel period and, prior to the end of the Deferral Period, will receive from the Insurance Company detailed information about available payout options, including risks and benefits of and the opportunity to receive personalized illustrations of annuity payments under each option. Additionally, Contract owners will have the protections afforded by the 1933 Act and the 1940 Act and rules thereunder except as modified by the relief requested in this Application.

For the reasons discussed above, Applicants submit that the offering of the Contracts would involve sufficient mechanisms to protect investors from inappropriate purchase of the Contract, the Contracts would offer substantial benefits to investors who want to address their longevity risk, and there is a strong public interest in providing investors with this innovative investment opportunity that meets a significant societal need for longevity protection.

B.	The SEC has provided similar relief from redeemability for other insurance products.

The Commission has already exempted variable insurance products from the redeemability requirements of the 1940 Act. Specifically it has adopted certain exemptive rules to support the actuarial basis of life contingent annuity payments. Rules 22e-1 and 27c-1 under the 1940 Act already exempt variable annuity contracts from redeemability requirements of Section 22(e) and 27 of the Act during the income phase when income payments are based on a life contingency. The Contracts’ restrictions on redeeming Contingent Account Value during the Deferral Period similarly are necessary to support the actuarial basis of the Longevity Credits. In addition, the SEC has exempted variable annuity insurance contracts from the redeemability requirement during their accumulation phase to enable insurance companies to offer and sell the contracts within retirement plans. The SEC based this relief in part on a policy determination that participants in such plans should be able to invest in variable insurance products as well as fixed insurance products. The requested relief would similarly give investors purchasing a longevity contract the choice of investing in a variable insurance product as well as a fixed rate product.

1.	Exemptions from Sections 22(e) and 27(i)(2)(A)

Rules 22e-1 and 27c-1 under the 1940 Act already exempt a registered insurance company separate account from the redeemability requirements of Sections 22(e) and 27(c)(1), respectively, with respect to variable annuity contracts under which payments are made based on a life contingency. The SEC established the exemptions to accommodate the unique insurance features of variable annuity contracts. The proposing and adopting releases for the rules explain that because “mortality tables employed to determine payments of variable amounts for life annuitants assume all annuitants will continue in the group and receive the payments specified in the contract … to permit redemptions during the annuity period would undermine the actuarial basis of the insurance contracts.” Applicants similarly request relief from redeemability to support the actuarial basis of the Longevity Credits paid during the Deferral Period. In the case of the Contracts, the request differs only in that the risk pooling function that supports the Longevity Credits occurs during the accumulation phase of the annuity contract rather than the income phase. Like the relief existing for annuity contracts in the income phase, this request for relief from the redeemability requirement covers only the time when the risk pooling mechanism operates in the Contracts; namely, during the Deferral Period. Accordingly, Applicants believe the request for relief can be construed as a logical extension of the relief embodied in Rules 22e-1 and 27c-1. Additionally, the SEC adopted Rules 22e-1 and 27c-1 under Section 6(c) of the

Act, the same statutory authority under which Applicants request this relief. The rules, therefore, evidence that the SEC has already determined that restricting redeemability for the purpose of supporting the actuarial basis of an insurance contract may be “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

The SEC has also provided insurance company separate accounts relief from redeemability requirements during the accumulation phase of a variable annuity contract to permit the offer and sale of such contracts to participants in a retirement plan. Adopted by the SEC in December 1983, Rule 6c-7 under the 1940 Act exempts a registered separate account from the redeemability requirements of Sections 22(e), 27(c)(1) and 27(d) of the Act to the extent necessary to permit compliance with the requirements of the Texas Optional Retirement Program. The retirement program provided that any individual who terminates his or her participation in the program for a reason other than death, retirement or termination of employment in all Texas institutions of higher education, forfeits all benefits accrued under the program. As a condition of the relief, the rule imposes a series of disclosure and sales practice requirements designed to ensure that participants in the program are adequately informed of the restrictions on redemption.

Subsequent to the adoption of Rule 6c-7, the SEC granted similar relief to insurance company separate accounts that offer or sell variable annuity contracts to participants in other retirement plans. It issued orders of exemption to insurance companies permitting the offer and sale of variable annuity contracts to retirement programs in other states.40 Like the Texas

[40]	See, for example, Nationwide Life Insurance Company et al., 1940 Act Rel. No. 17615 (July 25, 1990) (Notice) and 1940 Act Rel. No. 17693 (Aug. 8, 1990) (providing relief to permit the offer and sale of contracts within the Optional Retirement Plan for Louisiana) and The Variable Annuity Life Insurance Company et al., 1940 Act Rel. No. 20345 (June 8, 1994) (Notice) and 1940 Act Rel. No. 20389 (July 7, 1994)(providing relief for the offer and sale of variable contracts within the Optional Retirement Program of the State University System of Florida).

Optional Retirement Program, the Louisiana and Florida retirement programs prohibited lump sum distributions except on death, retirement or termination of employment. The SEC staff also provided no action relief from Section 22(e), 27(c)(1) and 27(d) to the extent necessary to permit registered separate accounts to offer and sell variable annuity contracts as funding vehicles for retirement plans qualifying for deferred taxation under Section 403(b) of the Internal Revenue Code.41 To qualify for tax deferral a 403(b) plan must restrict distributions from the plan before the employee-participant attains the age of 59  1⁄2 years by assessing a tax penalty. In each order of exemption and the no action position described above, the registered insurance company separate accounts relying on the relief must comply with disclosure and sales practice requirements similar to those established in Rule 6c-7.

Applicants submit that the public policy considerations cited by the SEC to support granting relief that permits restrictions on redemption during the accumulation phase of variable annuity contracts held in retirement plans apply equally to the Contracts. With respect to variable annuities held within retirement plans, the SEC noted that restrictions on redemption during the accumulation phase were necessary to ensure that the assets would serve their intended purpose of long term retirement accumulation, rather than a short term investment for non-retirement purposes.42 The restrictions on redemption imposed by the Contracts similarly support the fundamental purpose of the Contracts to accumulate assets that will be available to fund the Contract owner’s retirement. With respect to variable annuities held within retirement plans, the SEC also noted that granting relief to permit restrictions on redemption during the accumulation phase would make important funding alternatives available to participants in retirement plans

[41]	See American Council of Life Insurance (pub. avail. Nov. 28, 1988) (the “ACLI Letter”).
[42]	See ACLI Letter at page 12 and Nationwide Life Insurance Company, File no. 812-7457, Release No. IC-17615 (July 25, 1990)(Notice) at page 2.

and that, absent such relief, participants would be able to acquire only fixed insurance contracts.43 Similarly, granting the relief to permit the offer and sale of the Contracts will provide a variable alternative to the fixed longevity annuities currently available on the market, which will enable Contract owners to diversify their investment returns. Diversification of investment returns in a longevity annuity contract is particularly important because the Contract, like a variable annuity held in a retirement plan, is a long term investment.

Applicants submit that if supporting efforts to accumulate retirement savings and providing variable investment options as an alternative to fixed insurance contracts satisfied the standards under Section 6(c) for permitting restrictions on redemption during the accumulation phase of a variable annuity held in a retirement plan, the same policy considerations should also satisfy the standards under Section 6(c) for granting the relief that will permit the offer and sale of the Contracts. Consistent with the above-cited precedent, Applicants will ensure Contract owners receive appropriate disclosure of the restrictions on redeeming Contract Value during the Deferral Period by agreeing to conditions analogous to those imposed in Rule 6c-7, the ACLI Letter and the orders of exemption.

[43]	Id.

2.	Exemptions from Sections 2(a)(32) and 4(2)

Applicant Insurance Company intends to establish and administer the Separate Account as a unit investment trust, which will be registered under the 1940 Act on Form N-4. Section 4(2) defines the class of investment companies that are “unit investment trusts” to include “an investment company which (A) is organized under a trust indenture, contract of custodianship or agency, or similar instrument, (B) does not have a board of directors, and (C) issues only redeemable securities”. Section 2(a)(32) defines “redeemable security” to mean “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” The Contracts’ restriction on redeeming Contingent Account Value during the Deferral Period may be inconsistent with the definition of redeemable security and, therefore, also inconsistent with the requirement that a unit investment trust issue only redeemable securities. Applicants request relief from Sections 2(a)(32) and 4(2) to the extent necessary to permit the Separate Account to register under the 1940 Act as a unit investment trust.

Section 4(2) defines a “unit investment trust” to mean an investment company that, inter alia, issues only redeemable securities. If the Separate Account fails the definition of a unit investment trust because the Contracts are not deemed to be redeemable securities under the Act, it will become classified as a “management company”, which the Act establishes as the default classification for “any investment company other than a face-amount certificate company or a unit investment trust.” Other than restricting redemptions and applying Longevity Credits during the Deferral Period, the Separate Account will operate as a conventional variable annuity unit investment trust separate account. Regulating the Separate Account as a management company under the Act, therefore, would be inconsistent with its structure and administration. Furthermore, the Separate Account may not qualify for provisions in the Act and rules thereunder that specifically address the unique characteristics of variable annuity contracts. For example, Section 12(d)(1)(E) of the Act excepts unit investment trusts that invest in the securities of a single investment company from provisions of Section 12(d)(1) that prohibit a registered investment company from investing more than 10% of its total assets in securities issued by another investment company. If the Separate Account is not classified as a unit investment trust, it would require relief from this prohibition. Relief from Sections 2(a)(32) and 4(2), therefore, is necessary to ensure appropriate regulation of the Separate Account.

The SEC has provided similar relief from Sections 2(a)(32) and 4(2) to permit certain exchange-traded funds to register under the Act as unit investment trusts.44 Applicants believe that the relief requested for the Contracts is analogous to that provided to the exchange-traded funds. Like the exchange-traded funds, Applicants seek limited relief from the definition of a “redeemable security”. The Contract will restrict redemption only to the extent necessary to support the actuarial basis of the Longevity Credits. The Contract will be fully redeemable after the Deferral Period ends. Also, like the exchange-traded funds, Applicants seek relief necessary to permit the offer and sale of an innovative financial product that was not contemplated at the time the Act was passed. The Contracts will enable investors for the first time to purchase

[44]	See NASDAQ-100 Trust, 1940 Act Rel. No. 27740 (February 27, 2007)(Notice) and 1940 Act Rel. No. 27753 (March 30, 2007)(Order); BLDRS Index Funds Trust, 1940 Act Rel. No. 27745 (February 27, 2007)(Notice) and 1940 Act Rel. No. 27768 (March 21, 2007)(Order); Diamonds Trust, DJLA Trust Receipts, 1940 Act Rel. No. 22927(December 5, 1997)(Notice) and 1940 Act Rel. No. 22979 (December 30, 1997)(Order). BLDRS Index Funds Trust, et al, 1940 Act Rel. No. 25772 (Oct. 23, 2002)(Notice), Nasdaq-100 Trust, Series 1 et al., 1940 Act Rel. No. 23668 (Jan. 27, 1999)(Notice), MID CAP SPDR Trust, Series 1, et al., 1940 Act Rel. No. 20797 (Dec. 23, 1994)(Notice), SPDR Trust, Series 1 et al., 1940 Act Rel. No. 18959 (Sept. 17, 1992)(Notice), and The SuperTrust Trust for Capital Market Fund, Inc. Shares, el al., 1940 Act Release No. 17613 (July 25, 1990)(Notice).

longevity protection, while diversifying their investment allocation among stocks, bonds and cash during the Deferral Period. Finally, like the exchange-traded funds, Applicants submit that the requested relief is necessary to ensure the Separate Account is regulated consistent with its proposed operation as a unit investment trust. Absent such relief, the Separate Account may be deemed a management company and require extensive relief from provisions of the Act that are inconsistent with its operation as a unit investment trust.

Granting relief from the definitions of “unit investment trust” and “redeemable security” to permit the Separate Account to register under the 1940 Act as a unit investment trust will ensure the Contract is subject to appropriate regulation under the 1940 Act. It will enable the Insurance Company to use Form N-4 to register the Separate Account under the 1940 Act and to register an indeterminate number of units of interest in the Contract under the Securities Act of 1933 pursuant to Section 24(f) of the 1940 Act. In addition, it will enable the Separate Account to qualify under Section 12(d)(1)(E) for the exception from the general limitation on Fund of Funds provided to unit investment trusts, each series of which invests in the shares of a single investment company, and for Section 17(a)(1)(C) of the Act, which permits the depositor of a unit investment trust to deposit securities with the trustee of the unit investment trust without running afoul of the prohibitions on affiliated transactions.

Registering the Separate Account as a unit investment trust will also subject the Insurance Company and the Separate Account to certain enhanced regulations. For example, Section 11(c) of the 1940 Act imposes stricter requirements on an offer of exchange that involves either exchanging into or exchanging out of securities issued by a unit investment trust. In addition, Section 26(c) of the Act would require the Insurance Company as the depositor of a unit investment trust holding the securities of a single issuer to obtain an order of approval from the SEC before substituting the securities held in the unit investment trust with other securities. If the Separate Account does not fall within the definition of a unit investment trust, these requirements would not apply.

If Applicants do not receive relief from Section 2(a)(32) and 4(2), there would remain some uncertainty whether the Contracts, which will be fully redeemable after the Deferral Period ends, would be deemed to be redeemable securities under the Act and the Separate Account may be deemed to fall within the definition of a management company. Section 4(3) of the Act provides that a management company means “any investment company other than a face amount certificate company or a unit investment trust.” Consequently, if the Separate Account cannot register as a unit investment trust, it would, by default, have to register as a management company. Meanwhile, Section 5 of the Act defines an “open-end company” to mean “any management company, which is offering for sale or has outstanding any redeemable security of which it is the issuer” and a “closed-end company” to mean “any management company other than an open-end company.” Uncertainty whether the Contract would be deemed to be redeemable securities under the Act may raise additional questions about how the Separate Account is classified and regulated.

The Company intends the Separate Account to be structured and regulated like a unit investment trust that issues conventional variable annuities. Such regulation is appropriate because the Contract will be identical to a conventional variable annuity contract in every respect except for the restriction on redemption during the Deferral Period. Providing relief from the definition of “redeemable security” in Section 2(a)(32) and the definition of “unit investment trust” in Section 4(2) to the extent necessary to deem the Contract to be redeemable securities under the Act notwithstanding the restrictions on redemption during the Deferral Period and to permit the Separate Account to register under the 1940 Act as a unit investment trust is the simplest and most direct method of achieving this result.

3.	Section 27(i)(2)(A) Is Not an Obstacle to the Requested Relief.

Variable contracts did not exist at the time the 1940 Act was adopted, and prior to 1996, the Act did not address these products directly.45 While the Commission decided early on that regulation of variable products under the Act was appropriate, the products did not fit neatly into the terminology and provisions of the Act. The Commission looked for the category of Investment Company set forth in the Act that it found the most analogous, and concluded that variable products should be regulated as “periodic payment plans” under Sections 26 and 27 of the Act.46 Periodic payment plans are defined in the Act as contracts “providing for a series of periodic payments by the holder, and representing an undivided interest in certain specified securities or in a unit or fund of securities purchased wholly or partly with the proceeds of such payments.”47 Periodic payment plans were, in the years leading up to enactment of the 1940 Act, “essentially, a means of purchasing investment company securities by installment.”48 Sections 26 and 27 of the 1940 Act were adopted in order to subject these products to heightened regulation, relative to regulation of ordinary mutual funds, focusing on the permissibility of and manner of deducting sales and related charges.49

[45]	“The Investment Company Act naturally presents a statutory framework for the products and services that existed in 1940. Variable products did not exist then in any form, and Congress did not anticipate their creation.” Protecting Investors: A Half Century of Investment Company Regulation. Division of Investment Management, SEC (May 1992) (“Protecting Investors Report”) at 373.
[46]	See In re Prudential Ins. Co., 1940 Act Rel. No. 3620 (Jan. 22, 1963), aff’d sub nom. Prudential Ins. Co. v SEC, 326 F.2d 383 (3rd Cir. 1964), cert denied, 377 U.S. 953 (1964), and in re Variable Annuity Life Ins. Co. 1940 Act Rel. No. 2974 (Feb. 25, 1960), in which the Commission considered requests for exemptions from the periodic payment plan provisions of the 1940 Act with respect to variable annuities.
[47]	Section 2(a)(27) of the 1940 Act.
[48]	Protecting Investors Report at 375.
[49]	Periodic payment plans were typically structured as unit investment trusts investing in underlying funds. Section 26 of the 1940 Act specifically addresses unit investment trusts and provides protections against the “double fee” issue described below, by severely restricting the type of fees that unit investment trusts can charge. Section 27 incorporates the protections provided by Section 26.

While variable products bear a “superficial resemblance” to periodic payment plan certificates, the Commission recognized that “variable contracts differ fundamentally from the periodic payment plan contemplated by Congress.”50 As a consequence, “the regulations applicable to period payment plans [were] in many ways ill-suited for variable insurance.”51 Sections 26 and 27 were very much tailored to the “endemic abuses” Congress found in the sale of these products in light of their target market.52 As installment plans for the purchase of mutual funds, these programs were marketed primarily to low income investors who could not meet the minimum investment required by mutual funds and other equity securities. The most serious abuses resulted from the manner in which sales loads were deducted. Typically, sales loads were calculated based on the total amount to be invested over the life of the plan rather than as a percentage of each payment, with a proportionately higher amount deducted from early payments. As a result, little of the early payments were left for actual investment. In addition, the plans either terminated or lapsed before completion of the planned payments, and since there was no requirement to refund excess sales loads, effective loads were substantially in excess of the loads contemplated for the completed plans.53 Investors were also subject to “double fees,” since they paid both sales loads and other fees at both the plan and the underlying fund leve1.54 Section

[50]	See Protecting Investors Report at 390.
[51]	Id. at 375.
[52]	These abuses are catalogued in the Commission’s Investment Trust Study and Congressional testimony which generally provided Congress with the factual basis for the legislative process that led to adoption of the 1940 Act. See Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966) (the “PPI Report”); S. Rep. No. 76-1775 on S. 4108, Investment Company Act of 1940 and Investment Advisers Act of 1940, at 8-10, June 6, 1940. See also, Investment Trust Study, Report on Companies Sponsoring Installment Investment Plans, H.R. Rep. No. 76-482 (1940) (the “Investment Trust Study”). The abuses described center around selling practices and excessive sales charges.
[53]	Many plans required very low investment amounts (e.g., $5 a month) and many investors sustained heavy losses through early redemptions. See Investment Trust Study.
[54]	These abuses are more fully described in Protecting Investors Report at 382-383.

27 was specifically designed to address these abuses, and focuses mainly on limitations on sales loads and restrictions on fees at the plan leve1.55

Section 27(c)(1) requires that periodic payment plans issue only redeemable securities. The reason for this requirement is not clear, as the abuses catalogued in the Investment Trust Study focus on the sales charge issues discussed above, not redeemability. The redeemability requirement is generally thought to be a reflection of the structure and purpose of periodic payment plans at the time.56 As conduit products created solely for the purpose of financing mutual fund purchases for low income investors, with no service or value provided at the conduit entity level, the redeemability requirement would have provided the same liquidity for the conduit as required of the underlying mutual fund.

Recognizing that rigidly applying the 1940 Act’s regulatory regime for periodic payment plans “may harm investors by reducing the choices available to them,” the Commission adopted a number of rules designed to address the most common inconsistencies.57 One of the most important rules, Rule 27c-1, provided relief from the redeemability requirement of Section 27(c)(1) with respect to life contingent annuity payments because the Commission recognized

[55]	See supra, note 65.
[56]	The Congressional reports and related testimony appear to presume redeemability and describe such investment products as buying an investment trust security on an installment plan. See, generally, H.R. Rep. No. 76-2639 at 22 (1940); 86 Cong. Rec. 9807-19 (1940); and 86 Cong. Rec. 10069-77 (1940). Periodic payment plans are vehicles facilitating the purchase of mutual fund shares on a periodic or installment basis by investing relatively small amounts of money at monthly or periodic intervals. “The method by which the investor purchased these investment trust or investment company shares was virtually the only change effected by the new installment payment device. However, a distinct and separate investment mechanism was involved. In essence, a ‘trust on a trust’ arrangement was created with two sets of charges and deductions imposed for each of these trusts.”See Investment Trust Study at 4. The “typical ‘trust’ agreement required the trustee to,” among other ministerial duties, “hold the underlying securities until the liquidation was necessitated by withdrawal, cancellation, or maturity of the certificate holder.”Id. at 15.
[57]	The Commission adopted a series of these rules in 1969, recognizing that “[t]he securities issued by these separate accounts and the circumstances surrounding and the conditions attached to their issuance create unique problems.”See Proposing Release for Rules 14a-2, 15a-3, 16a-1, 32a-2, 22e-1, 27c-1, 27a-1, 27a-2, 27a-3 and 0-1(e), Notice of Proposed Rules Relating to Registered Separate Accounts Established by Insurance Companies to Provide for Variable Annuity Contracts, 1940 Act Rel. No. 5586 (Jan. 24, 1969) and Adoption of Variable Annuity Rules, 1940 Act Rel. No. 5738 (July 10, 1969). Prior to the adoption of these rules, insurance companies and their separate accounts obtained individual exemptions that provided the necessary relief.

that treating an annuitant’s interest in a separate account that supports actuarially determined payouts as a “redeemable security,” would make the product unworkable.

In 1990, on the occasion of the 50th anniversary of the adoption of the 1940 Act, then-Commission Chairman Richard Breeden asked the Division of Investment Management (the “Division”) to undertake a thorough study of the Act and to determine whether any modifications were appropriate in light of dramatic changes in the industry since its adoption of the Act. In the report published at the conclusion of the study, the regulation of variable insurance products was one of 13 areas in which the Division recommended changes.58 Citing the fundamental differences between variable insurance products and the periodic payment plans contemplated by Congress, and the resulting “inappropriateness of the current statutory framework as applied to variable insurance,” the Division recommended exempting variable insurance contracts from the provisions of Sections 26 and 27 and imposing a new requirement that fees and charges deducted under the contract be reasonable. The Division also recommended that the Commission receive rulemaking authority to prescribe guidelines for determining the reasonableness of the fees and charges.59

The Division’s recommendations focused primarily on the sales charge and fee provisions of Section 27. These provisions placed rigid and unfounded restrictions on the amount and nature of fees that insurance companies could charge for their products and put the Commission in the untenable position of regulating insurance charges. The Division did not address redeemability, neither as one of the “endemic abuses” Section 27 was designed to remedy nor as a feature of the current regime that was inappropriate for variable insurance products. Most registered variable products separate accounts, at that time, were organized as

[58]	Protecting Investors Report at 373.
[59]	Id. at 402-410.

unit investment trusts and therefore required to issue only redeemable securities.60 Consequently, issuers of variable products would not have considered further relief from redeemability requirement of Section 27 to be necessary. Nonetheless, the Division’s proposal for excluding variable insurance products from the application of Section 27 was categorical and included the redeemability requirement as well as the restrictions on charges.

In 1996, in the context of broader legislative changes enacted in the National Securities Market Improvement Act, Congress enacted most of the Division’s recommendation. While the new legislation provided variable insurance products with exemptions from most of the provisions of Section 26 and 27, including the redeemability requirement imposed by Section 27(c)(1), it re-imposed the redeemability requirement in section 27(i)(A)(2). Applicants are not aware of any definitive legislative history or other background materials that explain this provision.61 Possibly, Congress retained the redeemability requirement because it had always been a feature of these products and, in contrast to the provisions restricting charges, the industry had not actively lobbied against it.

Section 27(i)(2)(A) should not prevent the staff from granting the requested relief. The history of Section 27 indicates that when the Division performed a comprehensive examination of variable contract regulation the Division did not conclude that redeemability was essential. Since Section 27(i)(2)(A) was added to the Act in 1996, separate accounts issuing variable insurance contracts and their sponsoring insurance companies have continued to rely on rules, exemptive orders and no action relief issued prior to 1996 that permit restrictions on

[60]	See Section 4(2) of the 1940 Act.
[61]	On this point, the House Report from the Commerce Committee simply states that “[t]he new subparagraph also preserves the requirement that variable contracts be redeemable securities.” H.R. Rep. No. 104-622 at 46 (1996). Earlier in the same paragraph, the Report states that new Section 27(i) cross references new Section 26(e) “to ensure that the charges under variable contracts funded by unit investment trusts and managed separate accounts are treated alike.” The term “managed accounts” here refers to an early type of open-end managed separate account structure for issuing variable contracts that has now largely been replaced by the more flexible two-tiered structure involving a unit investment trust investing in underlying mutual funds.

redemptions; and the rules, orders and no action letters continue to be valid precedent for the requested relief. In fact in 2012, the SEC staff reaffirmed its position in the ACLI Letter, providing relief from redeemability requirements for variable insurance contracts offered and sold as funding vehicles for Section 403(b) plans, and exempting sponsoring insurance companies from the prohibition in Section 27(i)(2)(A).62 Accordingly, Applicants believe that providing the requested targeted relief from the redeemability requirement is an altogether appropriate area to exercise the Commission’s exemptive authority under Section 6(c) in order to respond to developments in the financial markets that were not specifically contemplated by the Act. 63

4.	The Requested Relief is Distinguishable from Pacific Scholarship Trust.

In 1973, the Commission denied a request for relief from the redeemability requirement of Section 27(c)(1) by the Pacific Scholarship Trust, a closed-end fund selling periodic payment plan certificates to fund educational expenses. The Commission expressed concern about the tontine nature of the periodic payment plan. Investors in the plan would pay a lump sum or monthly deposits into a savings account, the earnings on which would be held in trust to finance the first year post-secondary school expenses of plan beneficiaries. Withdrawing from the account or failing to make required deposits would result in an investor forfeiting his or her earning. Similarly, the investor would forfeit earnings if the beneficiary did not complete the first year of post-secondary education. The plan would use all such forfeited earnings for the benefit of non-forfeiting investors’ beneficiaries. The Commission noted that the ability of the plan to finance the educational expenses of some plan beneficiaries depended on assets actually forfeited by other plan investors and that in the absence of such forfeitures, the amount available

[62]	See ING Life Insurance and Annuity Company (pub. avail. August 30, 2012).
[63]	See, e.g., Sisto Financial Corp., 1940 Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and not provided for elsewhere in the Act”).

to beneficiaries under the plan would be no more than the amount each investor could have maintained in his or her own savings account, less administrative and sales charges. Consequently, the Commission concluded that the Pacific Scholarship Trust had not shown a public interest in the plan sufficient to override the 1940 Act redeemability requirements.

Unlike the Pacific Scholarship Trust savings plan, the Contracts are not tontine in nature. During the Deferral Period, the Contracts provide Longevity Credits that are based in part on actuarial assumptions regarding the longevity of Contract owners, not on any actual mortality experience of any Contract owner during the Deferral Period. In this regard, the Insurance Company, not the Contract owners in the mortality pool, assumes the risk that the mortality experience emerges unfavorably. The amount of any Contract forfeitures has no bearing on the amount of Longevity Credits paid to other Contract owners, given that the factors determining the Longevity Credit amounts are fixed at the time the Contract is issued. Even if no Contract owner forfeits their Contingent Account Value, the Insurance Company will be obligated to make payments promised in the Contracts. Accordingly, the Contracts are not accurately described as a tontine, and the adverse decision in the Pacific Scholarship Trust should not prevent the Commission from granting the requested relief.

5.	Conclusion Regarding Redeemability

The Commission has granted exemptions from the redeemability requirements of the 1940 Act in numerous other instances, both by orders and rules, in order to permit innovation in response to changing circumstances and investor needs, consistent with the public interest and investor protection. Applicants believe that with appropriate disclosure, suitability requirements and sales practice standards, the public interest would be served by giving investors the option to purchase the Contracts as a means of securing longevity protection. Applicants are requesting the Commission to continue its longstanding willingness to provide relief from redeemability for an innovative financial product that will fulfill a market need.

IV.	CONDITIONS

Applicants agree to comply with the following conditions:

1            Applicants will adhere to the following heightened suitability criteria specifically designed for the offer and sale of the Contracts:

●	The Contract will be offered and sold only to individuals who are Accredited Investors and who will pay not more than 25% of their total net worth as premium under the Contract. If the definition of Accredited Investor is changed by the Commission, any offers and sales of new Contracts subsequent to the effective date of such change will be made only to Accredited Investors as then defined.

●	Prior to a Financial Adviser or broker-dealer, as relevant, informing clients about the Contracts, Insurance Company will provide specific training for such Financial Adviser or broker-dealer with respect to longevity risk generally and features and limitations of the Contract.

●	The Financial Adviser or broker-dealer, as relevant, must certify that the applicable Insurance Company suitability requirements have been met in connection with any application for a Contract submitted to the Insurance Company by its client.

2.	Applicants will adhere to the suitability requirements of FINRA Rule 2330, and the 2010 NAIC Suitability in Annuity Transactions Model Regulation or, where a state has adopted other suitability requirements, those requirements.

3.	Through the life of the Contract, except as described below, the Insurance Company will maintain for Contract owners an array of Investment Accounts that are the same as or comparable to those available through the Contract at the time of purchase. Such an array of Investment Accounts may not be maintained only to the extent that a comparable underlying fund cannot be made available because one does not exist or the Insurance Company determines that the investment objectives and policies of an Underlying Fund are no longer consistent with the intended purpose of the Contract.

4.	As a condition of Contract issuance, Insurance Company will obtain from each applicant, a disclosure and representations form signed by the applicant and his or her Financial Adviser or broker-dealer containing acknowledgement of features of the Contract including: the absence of cash value and restrictions on access to value of any kind during the Deferral Period, the length of the Deferral Period, the lack of a death benefit if the Annuitant dies during the Deferral Period (unless the Contract owner has elected the optional Death Benefit Rider), the market risk associated with investing in a variable product and that the payment of Longevity Credits is subject to the credit risk of the Company.

5.

The Insurance Company will include disclosure in confirmations delivered to Contract owners during the Deferral Period that describes the absence of cash value and restrictions on access to Contingent Account Value during the Deferral Period, the length of the Deferral Period, the lack of a death benefit if the Annuitant dies during the Deferral Period (unless the Contract owner has elected the optional Death Benefit Rider), the ability to transfer Contingent Account

Value among the variable investment options, subject to the limitations described in this Application, the market risk of investing in a variable product and that the payment of Longevity Credits is subject to the credit risk of the Company.

6.	The Insurance Company will extend the Contract’s free look or “right to cancel” period to 30 days from the date the Contract is issued.

V.	CONCLUSION

For the reasons stated above, Applicants submit that the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the 1940 Act to the extent necessary to grant the exemptions requested in this Application.

VI.	COMMUNICATIONS

Please address all communications concerning this Application and the notice and order to:

Ryan Logsdon

Associate General Counsel

Great-West Life & Annuity Insurance Company

8525 East Orchard Road, 2T3

Greenwood Village, CO 80111

303-737-4675

Please address any questions concerning this Application and a copy of any communications, notice and order to:

Stephen E. Roth, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001-3980

202.383.0590 / 202.383.0158

VII.	AUTHORIZATIONS AND SIGNATURES

Under the current certificate of incorporation of the Insurance Company, its business and affairs are to be conducted by its Board of Directors. Under the current establishment of the Separate Account, its business and affairs are to be conducted by the Board of Directors of the Insurance Company. The Board of Directors having delegated certain of its authority to its Executive Committee, Applicants, pursuant to Rule 0-2(c) under the 1940 Act, hereby state that the Insurance Company and the Separate Account, by resolution adopted by the Executive Committee of the Board of Directors of Great-West Life & Annuity Insurance Company on March 24, 2015, (attached hereto as Exhibit A) have authorized the preparation, execution and filing with the Commission of this Application and any amendment thereto.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 28th day of September, 2015.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	/s/ David G. McLeod
Name:	David G. McLeod
Title:	Senior Vice President, Product
Management
Date:	September 28, 2015

GREAT-WEST LIFE & ANNUITY COMPANY for VARIABLE ANNUITY -6 SERIES ACCOUNT

By:	/s/ David G. McLeod
Name:	David G. McLeod
Title:	Senior Vice President, Product
Management
Date:	September 28, 2015

VERIFICATIONS

The undersigned states that he has duly executed the attached application, dated as of September 28, 2015 for and on behalf of Great-West Life & Annuity Insurance Company and Variable Annuity-6 Series Account; that he is the Senior Vice President, Product Management of Great-West Life & Annuity Insurance Company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David G. McLeod
Name: David G. McLeod
Date: September 28, 2015

EXHIBIT INDEX

Exhibit	Exhibit Name	Sequential Page

A	Resolution of the Executive Committee of the Board of Directors	A-1

48